UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: Friday August 14, 2026
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)

Innate Pharma S.A.
117 Avenue de Luminy—BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ X ]    Form 40-F [ ]

EXHIBIT INDEX

Exhibit    Description

99.1    Press Release dated Friday August 14, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: Friday August 14, 2026    By:    /s/ JONATHAN DICKINSON     Name:    Jonathan Dickinson
Title:    Chief Executive officer